FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of …	November	………………………………………………… ,	2017

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	November 13, 2017	By……/s/…… Eiji Shimizu ………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the third quarter ended September 30, 2017

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the third quarter ended

September 30, 2017

CANON INC.

Tokyo, Japan

CONTENTS

			Page
I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	3

II	The Business

	(1)	Risk Factors	4

	(2)	Significant Business Contracts Entered into in the Third quarter of Fiscal 2017	4

	(3)	Operating Results	4

III	Company Information

	(1)	Shares	10

	(2)	Directors and Executive Officers	12

IV	Financial Statements

	(1)	Consolidated Financial Statements	13

	(2)	Other Information	46

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I. Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Nine months ended September 30, 2017	Nine months ended September 30, 2016	Three months ended September 30, 2017	Three months ended September 30, 2016	Year ended December 31, 2016

Net sales	2,959,724	2,436,314	994,490	778,838	3,401,487

Income before income taxes	265,367	172,016	87,801	45,263	244,651

Net income attributable to Canon Inc.	187,320	105,820	63,051	24,381	150,650

Comprehensive income (loss)	231,616	(184,588)	103,566	1,483	(18,002)

Canon Inc. shareholders’ equity	-	-	2,792,601	2,622,133	2,783,129

Total equity	-	-	3,011,392	2,826,988	2,994,622

Total assets	-	-	5,185,937	4,530,096	5,138,529

Net income attributable to Canon Inc. shareholders per share:

Basic (yen)	172.30	96.90	58.39	22.33	137.95

Diluted (yen)	172.30	96.90	-	22.33	137.95

Canon Inc. shareholders’ equity to total assets (%)	-	-	53.8	57.9	54.2

Cash flows from operating activities	414,506	343,363	-	-	500,283

Cash flows from investing activities	(132,152)	(824,909)	-	-	(837,125)

Cash flows from financing activities	(269,843)	436,339	-	-	355,692

Cash and cash equivalents at end of period	-	-	646,841	534,480	630,193

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

3.

The computation of diluted net income attributable to Canon Inc. shareholders per share for the nine months ended September 30, 2017 and 2016 and the three months ended September 30, 2016 excludes outstanding stock options because the effect would be anti-dilutive.

4.	There were no dilutive securities during the three months ended September 30, 2017.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

Canon newly established Medical System Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. For further information, please refer to Note 17 of the Notes to Consolidated Financial Statements.

The Canon Group (consisting of the Company, 376 consolidated subsidiaries, and 7 affiliates accounted for using the equity method, as of September 30, 2017, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as office, imaging systems, medical systems, and industrial equipment. No material change in Canon’s business has occurred during the nine months ended September 30, 2017.

No additions or removals of significant group entities have occurred during the nine months ended September 30, 2017.

II. The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the Third quarter of Fiscal 2017

No material contracts were entered into during the three months ended September 30, 2017.

(3)	Operating Results

Looking back at the global economy in the first nine months of 2017, the U.S. economy continued to grow steadily as employment conditions continued to improve and consumer spending was stable. In Europe, unemployment rate decreased and capital investment showed signs of recovery mainly in such developed countries as Germany. The Chinese economy rallied due to public investments and the economies of emerging countries continued to realize moderate growth due to strong exports. In Japan, corporate earnings improved and consumer spending showed signs of recovery. As a result, the global economy overall continued to realize moderate growth.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) overall remained at around the same level as the previous year amid the increase in demand for color models, while demand for laser printers continued to recover in emerging countries, centered on China, as the economy recovered. Demand for cameras shrank moderately, while demand for inkjet printers remained at the same level as the previous year. Additionally, there was solid demand for medical equipment, mainly in developed countries. Within the Industry and Others sector, demand for flat panel display (FPD) lithography equipment and manufacturing equipment for organic LED (OLED) displays enjoyed strong growth.

The average value of the yen during the third quarter was ¥110.93 against the U.S. dollar, a year-on-year depreciation of approximately ¥9, and ¥130.42 against the euro, a year-on-year depreciation of approximately ¥16. As for the first nine months of the year, the average value of the yen was ¥111.82 against the U.S. dollar, a year-on-year depreciation of approximately ¥4, and ¥124.39 against the euro, a year-on-year depreciation of approximately ¥3.

(3)	Operating Results (continued)

[Third quarter results]

During the third quarter, unit sales of office MFDs increased compared with the same period of the previous year due to the expanded sales of color models. The sales of laser printers increased compared with the same period of the previous year, supported by the steady sales of high-end models and consumables. While unit sales of interchangeable-lens digital cameras decreased compared with the same period of the previous year, unit sales of digital compact cameras increased, owing to increased sales of high-value-added models and shortages resulting from the Kumamoto earthquake being resolved. Looking at inkjet printers, unit sales increased compared with the same period of the previous year, thanks to such factors as strong sales of newly launched home-use models and refillable ink tank models for emerging countries. Additionally, sales of FPD lithography equipment and manufacturing equipment for OLED displays significantly exceeded those of the previous year, thanks to favorable market conditions, and sales of network cameras increased steadily. Under these conditions, along with the impact of acquiring Toshiba Medical Systems Corporation (TMSC), third-quarter net sales increased by 27.7% year on year to ¥994.5 billion. The gross profit ratio increased by 0.1 points to 48.5%, and gross profit increased by 28.0% year on year to ¥482.2 billion, thanks to such factors as the increase in sales and continuous cost down efforts. Operating expenses increased by 19.4% year on year to ¥401.8 billion mainly due to the impact of acquiring TMSC. As a result, third-quarter operating profit increased by 101.1% to ¥80.5 billion. Other income (deductions) increased by ¥2.1 billion mainly due to gain on securities contributed to retirement benefit trust and foreign currency exchange losses while income before income taxes increased by 94.0% year on year to ¥87.8 billion and net income attributable to Canon Inc. increased by 158.6% to ¥63.1 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥58.39 for the third quarter, a year-on-year increase of ¥36.06.

(3)	Operating Results (continued)

[Nine-month results]

During the first nine months, office MFDs enjoyed solid demand, mainly for color models. The total sales volume of laser printers increased compared with the same period of the previous year amid recovering demand in emerging countries, supported by the increased sales of new models. Although sales volume of compact-system cameras increased, the total unit sales of interchangeable-lens digital cameras and digital compact cameras decreased compared with the same period of the previous year. Looking at inkjet printers sales volume increased thanks to such factors as increased sales of refillable ink tank models for emerging countries and new models launched in the previous year. As for the industrial equipment, sales of FPD lithography equipment and OLED display manufacturing equipment enjoyed strong growth thanks to active capital investment by panel manufacturers. Under these conditions, along with the impact of acquiring TMSC, net sales for the first nine months of the year increased by 21.5% year on year to ¥2,959.7 billion. Although the gross profit ratio dropped by 0.9 points to 48.9%, gross profit increased by 19.1% year on year to ¥1,446.1 billion, thanks to such factors as the increase in sales and continuous cost down efforts. Operating expenses increased by 12.1% year on year to ¥1,193.7 billion mainly due to the impact of acquiring TMSC and first nine months operating profit increased by 69.8% to ¥252.4 billion. Other income (deductions) decreased by ¥10.4 billion due to foreign currency exchange losses, while income before income taxes increased by 54.3% to ¥265.4 billion and first nine months net income attributable to Canon Inc. increased by 77.0% to ¥187.3 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥172.30 for the first nine months, a year-on-year increase of ¥75.40.

(3)	Operating Results (continued)

Looking at Canon’s first nine months performance by business unit, beginning with the Office Business Unit, unit sales of office MFDs increased from the same period of the previous year, supported by steady sales of newly launched color A3 (12”x18”) imageRUNNER ADVANCE C3500-series models and A3 (12”x18”) imageRUNNER ADVANCE C5500-series models, launched in the previous year. Among high-speed continuous-feed printers, sales of the Océ-produced VarioPrint i300, a high-speed sheet-fed color inkjet press, increased year on year. As for laser printers, sales of both hardware and consumables increased from the same period of the previous year, supported by steady sales of new models which expand the product lineup. Under these conditions, sales for the combined first nine months of the year totaled ¥1,372.7 billion, a year-on-year increase of 3.8%, while operating profit totaled ¥153.4 billion, a year-on-year increase of 26.9%.

Within the Imaging System Business Unit, although sales volume of interchangeable-lens digital cameras declined compared with the previous year, owing to the shrinking market, unit sales of such newly launched models as EOS 6D Mark II enjoyed solid demand, allowing Canon to maintain the top share in the U.S., Japan, and major countries in Europe. As for digital compact cameras, although total unit sales declined from the same period of the previous year owing to the shrinking market, sales of high-value-added models enjoyed solid demand; supported by healthy demand for the newly launched G9 X Mark II, part of the high-image-quality PowerShot G-series lineup. As for inkjet printers, newly designed home-use TS-series and refillable ink tank models that target emerging countries enjoyed strong demand, resulting in an increase of unit sales compared with the corresponding period of the previous year. As a result, sales for the business unit totaled ¥795.3 billion, a year-on-year increase of 3.2%, while operating profit totaled ¥116.9 billion, a year-on-year increase of 26.1%.

Within the Medical System Business Unit, TMSC’s computed tomography products maintained the top share in Japanese market and sales of such diagnostic imaging unit products as diagnostic ultrasound systems and magnetic resonance imaging remained firm. As a result, sales for the business unit totaled ¥332.5 billion while operating profit totaled ¥17.6 billion.

In the Industry and Others Business Unit, sales of FPD lithography equipment and manufacturing equipment for OLED panel devices increased in response to growing demand for high-definition OLED displays used in mobile devices. As for network cameras, under the continuing market growth, sales of network cameras increased considerably compared with the previous year thanks to efforts to strengthen the product lineup. Consequently, sales for the business unit totaled ¥526.4 billion, a year-on-year increase of 28.7%, while operating profit grew by ¥36.4 billion from the previous year to ¥40.7 billion.

Cash Flows

During the first nine months of 2017, cash flow from operating activities totaled ¥414.5 billion, an increase of ¥71.1 billion compared with the previous year, mainly owing to improvements in profitability. Cash flow from investing activities decreased by ¥692.8 billion year on year to ¥132.2 billion due to the payment made in the previous year for the right to acquire all of the shares of TMSC. Accordingly, free cash flow totaled ¥282.4 billion, an increase of ¥763.9 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥269.8 billion, mainly owing to the dividend payout, the repurchasing of treasury stock, and the repayment of long-term debt.

Owing to these factors, as well as the impact of foreign currency translation adjustments, cash and cash equivalents increased by ¥16.6 billion to ¥646.8 billion from the end of the previous year.

(3)	Operating Results (continued)

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In addition, we have discussed our results using “free cash flow,” which is a non-GAAP measure.

We believe this measure, which takes into consideration the Company’s operating and investing activities, is beneficial to an investor’s understanding of Canon’s current liquidity and the alternatives of use in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with U.S. GAAP are set forth on the following table.

Billions of yen
Nine months ended September 30, 2017
Net cash provided by operating activities	414.5

Net cash used in investing activities	(132.2)

Free cash flow	282.4

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the nine months ended September 30, 2017.

Research and Development Expenditures

Canon’s research and development expenditures for the nine months ended September 30, 2017 totaled ¥243.2 billion.

Property, Plant and Equipment

(1)    Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first nine months of 2017.

(2)    Prospect of Capital Investment in the First nine months of Fiscal 2017

The new constructions of property, plant and equipment, which had been in progress as of December 31, 2016 and were completed during the first nine months of 2017, are as follows:

Name and location	Principal activities and products manufactured	Date of completion
Fukushima Canon Inc., Fukushima, Japan	New production base* (Imaging System Business Unit) *leased to Fukushima Canon Inc., a wholly-owned subsidiary, by the Company	June 2017
Canon Components, Inc., Saitama, Japan	New administration and development building (Imaging System Business Unit)	September 2017

(3)	Operating Results (continued)

The new construction of property, plant and equipment, which is newly planned during the first nine month of 2017 is as follows:
Name and location	Principal activities and products manufactured
Miyazaki Canon Inc., Miyazaki, Japan	Land, new production base and new administration building (Imaging System Business Unit)

III. Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of September 30, 2017

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of September 30, 2017
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (Millions of yen)	-	174,762
Additional Paid-in Capital (Millions of yen)	-	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

The information provided below is based on the latest register of shareholders as of June 30, 2017.

	As of June 30, 2017

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 254,002,100	-

Shares with full voting rights (Others)	1,078,304,700	10,783,047

Fractional unit shares (Note)	1,456,664	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	10,783,047

Note:

In “Fractional unit shares” under “Number of shares,” 74 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued

Canon Inc.	254,002,100	19.04%

Total	254,002,100	19.04%

(2)	Directors and Executive Officers

There were no changes in members of directors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2016 and the end of this quarter.

Change in functions of director is below:

Toshizo Tanaka	(Executive Vice President & CFO: Group Executive of Human Resources Management & Organization Headquarters, Group Executive of Facilities Management Headquarters)

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2016 and the end of this quarter.

Changes in functions of executive officers are below:

Toshio Takiguchi	(Senior Managing Executive Officer: Chief Executive of Medical Systems Operations, President of Toshiba Medical Systems Co., Ltd.)

Hiroyuki Suematsu	(Managing Executive Officer: Group Executive of Corporate Planning Development Headquarters, Senior General Manager of Global Quality Management Center)

Masanori Yamada	(Managing Executive Officer: Group Executive of Network Visual Solution Business Promotion Headquarters, Chief of Rugby World Cup/Olympic and Paralympic Project)

Masaaki Nakamura	(Managing Executive Officer: Group Executive of Public Affairs Headquarters)

The Number of Directors and Executive Officers by Gender

Males: 48, Females: 2 (Females account for 4.0% of the total.)

Based on the number of Directors and Executive Officers as of September 30, 2017.

IV.  Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	September 30, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents (Note 16)	646,841	630,193
Short-term investments (Note 2)	14,960	3,206
Trade receivables, net (Note 3)	591,036	641,458
Inventories (Note 4)	620,999	560,736
Prepaid expenses and other current assets (Notes 12 and 16)	280,028	264,155

Total current assets	2,153,864	2,099,748

Noncurrent receivables (Note 13)	35,039	29,297
Investments (Note 2)	61,353	73,680
Property, plant and equipment, net (Note 5)	1,132,865	1,194,976
Intangible assets, net	430,528	446,268
Goodwill	974,135	936,424
Other assets (Note 16)	398,153	358,136

Total assets	5,185,937	5,138,529

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	September 30, 2017	December 31, 2016
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 7)	38,280	1,850
Trade payables (Note 8)	382,576	372,269
Accrued income taxes	50,899	30,514
Accrued expenses (Note 13)	325,534	304,901
Other current liabilities (Notes 12 and 16)	263,945	273,835

Total current liabilities	1,061,234	983,369

Long-term debt, excluding current installments (Note 7)	564,463	611,289
Accrued pension and severance cost	409,263	407,200
Other noncurrent liabilities	139,585	142,049

Total liabilities	2,174,545	2,143,907

Commitments and contingent liabilities (Note 13)

Equity:
Canon Inc. shareholders’ equity (Note 9):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	401,379	401,385
Legal reserve	66,876	66,558
Retained earnings	3,374,712	3,350,728
Accumulated other comprehensive income (loss) (Note 10)	(166,661)	(199,881)
Treasury stock, at cost	(1,058,467)	(1,010,423)
(Number of shares)	(254,004,542)	(241,695,310)

Total Canon Inc. shareholders’ equity	2,792,601	2,783,129
Noncontrolling interests (Note 9)	218,791	211,493

Total equity (Note 9)	3,011,392	2,994,622

Total liabilities and equity	5,185,937	5,138,529

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income
	Millions of yen
	Nine months ended September 30, 2017	Nine months ended September 30, 2016

Net sales	2,959,724	2,436,314

Cost of sales	1,513,594	1,222,588

Gross profit	1,446,130	1,213,726

Operating expenses:
Selling, general and administrative expenses (Note 16)	950,443	836,604
Research and development expenses	243,244	228,424

	1,193,687	1,065,028

Operating profit	252,443	148,698

Other income (deductions):
Interest and dividend income	4,534	3,584
Interest expense	(582)	(842)
Other, net (Notes 2, 10, 12 and 16)	8,972	20,576

	12,924	23,318

Income before income taxes	265,367	172,016

Income taxes	69,248	59,930

Consolidated net income	196,119	112,086

Less: Net income attributable to noncontrolling interests	8,799	6,266

Net income attributable to Canon Inc.	187,320	105,820

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 11):
Basic	172.30	96.90
Diluted	172.30	96.90
Cash dividends per share	75.00	75.00

Consolidated Statements of Comprehensive Income
	Millions of yen
	Nine months ended September 30, 2017	Nine months ended September 30, 2016

Consolidated net income	196,119	112,086
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	38,089	(296,673)
Net unrealized gains and losses on securities	(4,503)	(4,187)
Net gains and losses on derivative instruments	1,679	1,566
Pension liability adjustments	232	2,620

	35,497	(296,674)

Comprehensive income (loss) (Note 9)	231,616	(184,588)
Less: Comprehensive income (loss) attributable to noncontrolling interests	11,076	(3,839)

Comprehensive income (loss) attributable to Canon Inc.	220,540	(180,749)

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income
	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2016

Net sales	994,490	778,838

Cost of sales	512,256	402,226

Gross profit	482,234	376,612

Operating expenses:
Selling, general and administrative expenses (Note 16)	320,284	263,607
Research and development expenses	81,491	72,990

	401,775	336,597

Operating profit	80,459	40,015

Other income (deductions):
Interest and dividend income	1,569	1,052
Interest expense	(229)	(321)
Other, net (Notes 2, 10, 12 and 16)	6,002	4,517

	7,342	5,248

Income before income taxes	87,801	45,263

Income taxes	21,200	18,473

Consolidated net income	66,601	26,790

Less: Net income attributable to noncontrolling interests	3,550	2,409

Net income attributable to Canon Inc.	63,051	24,381

	Yen	Yen

Net income attributable to Canon Inc. shareholders per share (Note 11):
Basic	58.39	22.33
Diluted	58.39	22.33

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2016

Consolidated net income	66,601	26,790
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	40,693	(26,415)
Net unrealized gains and losses on securities	(3,912)	2,147
Net gains and losses on derivative instruments	(28)	(806)
Pension liability adjustments	212	(233)

	36,965	(25,307)

Comprehensive income (loss) (Note 9)	103,566	1,483
Less: Comprehensive income (loss) attributable to noncontrolling interests	5,112	896

Comprehensive income (loss) attributable to Canon Inc.	98,454	587

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Cash flows from operating activities:
Consolidated net income	196,119	112,086
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	194,280	185,855
Loss on disposal of fixed assets	4,211	4,174
Gain on securities contributed to retirement benefit trust (Note 2)	(7,655)	-
Deferred income taxes	(9,308)	(5,708)
Decrease in trade receivables	59,997	87,122
Increase in inventories	(51,633)	(50,969)
Increase in trade payables	9,796	31,549
Increase (decrease) in accrued income taxes	19,806	(21,842)
Increase (decrease) in accrued expenses	15,918	(4,196)
Increase (decrease) in accrued (prepaid) pension and severance cost	(934)	6,384
Other, net	(16,091)	(1,092)

Net cash provided by operating activities	414,506	343,363

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(140,679)	(162,347)
Proceeds from sale of fixed assets (Note 5)	23,082	5,022
Purchases of available-for-sale securities	(345)	(84)
Proceeds from sale and maturity of available-for-sale securities	705	408
Decrease (increase) in time deposits, net	(10,774)	10,112
Acquisitions of businesses, net of cash acquired	(6,557)	(9,239)
Purchases of other investments	(836)	(669,962)
Other, net	3,252	1,181

Net cash used in investing activities	(132,152)	(824,909)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,255	410
Repayments of long-term debt	(54,787)	(664)
Increase in short-term loans, net	3,784	610,011
Purchases of noncontrolling interests	-	(4,993)
Dividends paid	(162,887)	(163,810)
Repurchases and reissuance of treasury stock	(50,020)	(8)
Other, net	(7,188)	(4,607)

Net cash provided by (used in) financing activities	(269,843)	436,339

Effect of exchange rate changes on cash and cash equivalents	4,137	(53,926)

Net change in cash and cash equivalents	16,648	(99,133)
Cash and cash equivalents at beginning of period	630,193	633,613

Cash and cash equivalents at end of period	646,841	534,480

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	803	713
Income taxes	61,818	73,322

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of September 30, 2017 and December 31, 2016 are summarized as follows:

	September 30, 2017	December 31, 2016
Consolidated subsidiaries	376	367
Affiliated companies	7	9

Total	383	376

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

(c)	Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting standard related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard was originally planned to be effective for annual reporting periods beginning after December 15, 2016, however, in August 2015, the FASB issued an accounting standard update for a one-year deferral of the effective date. Early adoption as of the original effective date is permitted. This standard may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. In March 2016, the FASB issued an accounting standard update which clarifies the implementation guidance for principal versus agent considerations. In April 2016, the FASB issued an accounting standard update which clarifies guidance related to identifying performance obligations and licensing implementation guidance. In May 2016, the FASB issued an accounting standard update which amends guidance in the new standard on transition, collectibility, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB issued an accounting standard update which amends guidance in the new standard on disclosure of performance obligations, provisions for losses on certain types of contracts, scoping, and other areas. These standard updates have the same effective date as the original standard. Canon currently plans to apply the modified retrospective method of adoption from the quarter beginning January 1, 2018, and apply only to contracts for which all or substantially all of the revenue was not recognized in accordance with revenue guidance that is in effect before the date of initial application. While Canon currently does not expect the adoption of this standard to have a material impact on the timing of revenue recognition, the adoption of this standard is expected to result in change in allocation of revenue between goods and services in Office Business Unit, Medical System Business Unit and Industry and Others Business Unit on its consolidated statements of income. From consolidated balance sheets perspective, the reclassification between receivable and refund liability for variable consideration in Office Business Unit and Imaging System Business Unit may results in the increase of total assets and total liabilities. However, evaluation is still ongoing and it could result in additional impacts on its consolidated results of operations and financial condition.

In January 2016, the FASB issued an amendment which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance includes the requirement that equity investments be measured at fair value with changes in the fair value recognized in net income. This guidance is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted for certain provisions. Canon currently plans to adopt this guidance from the quarter beginning January 1, 2018, and is evaluating the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

In February 2016, the FASB issued an amendment which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to current guidance. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. This guidance is effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Canon is currently evaluating the adoption date and the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

In October 2016, the FASB issued an amendment which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this guidance eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of this guidance are intellectual property and property, plant, and equipment. This guidance is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The amendments in this guidance should be applied on a modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period of adoption. Canon currently plans to adopt this guidance from the quarter beginning January 1, 2018, and is evaluating the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

In March 2017, the FASB issued an amendment which requires an entity to disaggregate the service cost component from the other components of net benefit cost and report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component, such as in other income (deductions). The amendments also allow only the service cost component to be eligible for capitalization (for example, as a cost of internally manufactured inventory). This guidance is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The amendments in this guidance should be applied retrospectively for the presentation of the service cost component and the other components of net benefit cost, and prospectively for the capitalization of the service cost component of net benefit cost. Canon currently plans to adopt this guidance from the quarter beginning January 1, 2018, and is evaluating the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in investments by major security type at September 30, 2017 and December 31, 2016 are as follows:

	Millions of yen
	September 30, 2017
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value

Noncurrent:
Government bonds	300	-	9	291
Corporate bonds	35	182	-	217
Fund trusts	140	1	-	141
Equity securities	18,970	18,546	1,614	35,902

	19,445	18,729	1,623	36,551

	Millions of yen
	December 31, 2016
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value

Noncurrent:
Government bonds	277	-	8	269
Corporate bonds	43	188	2	229
Fund trusts	85	1	-	86
Equity securities	19,026	23,439	21	42,444

	19,431	23,628	31	43,028

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments (continued)

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets are as follows at September 30, 2017:

	Millions of yen
	Cost	Fair value
Due after five years	335	508

	335	508

At September 2017, Canon contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an established employee retirement benefit trust, with no cash proceeds there on. The fair value of those securities at the time of contribution was ¥12,424 million. Upon contribution of those available-for-sale securities, the net unrealized gains amounting to ¥7,655 million were realized and were accounted for as “Other, net” in the consolidated statements of income.

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized gains were ¥8,233 million and ¥46 million for the nine months ended September 30, 2017 and 2016, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were ¥42 million and ¥1,032 million for the nine months ended September 30, 2017 and 2016, respectively. The gross realized gains were ¥7,737 million and ¥46 million for the three months ended September 30, 2017 and 2016, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were ¥37 million and nil for the three months ended September 30, 2017 and 2016, respectively.

At September 30, 2017, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥14,960 million and ¥3,206 million at September 30, 2017 and December 31, 2016, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥3,730 million and ¥7,800 million at September 30, 2017 and December 31, 2016, respectively. These investments were not evaluated for impairment at September 30, 2017 and December 31, 2016, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	September 30, 2017	December 31, 2016

Notes	25,735	28,811
Accounts	578,187	623,722
Less allowance for doubtful receivables	(12,886)	(11,075)

	591,036	641,458

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	September 30, 2017	December 31, 2016

Finished goods	412,210	373,337
Work in process	163,326	143,298
Raw materials	45,463	44,101

	620,999	560,736

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	September 30, 2017	December 31, 2016

Land	274,684	283,893
Buildings	1,636,947	1,656,087
Machinery and equipment	1,806,035	1,778,552
Construction in progress	44,811	54,786

	3,762,477	3,773,318
Less accumulated depreciation	(2,629,612)	(2,578,342)

	1,132,865	1,194,976

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Acquisition

On December 19, 2016, Canon acquired all the ordinary shares of TMSC for consideration of ¥665,498 million. Limited immaterial adjustments were recorded during the nine months ended September 30, 2017. However, the purchase price allocation remains preliminary as of September 30, 2017, and the estimates and assumptions are subject to change as Canon obtains further information specifically supporting the fair values of intangible assets including customer relationships, for which certain underlying analyses were based on overall estimates rather than detail information for each of the individual operations.

The unaudited pro forma net sales for the nine and three months ended September 30, 2016 as if TMSC had been included in Canon’s consolidated statements of income from January 1, 2016 were ¥ 2,754,480 million and ¥ 883,183 million, respectively. Pro forma net income was not disclosed because the impact on Canon’s consolidated statements of income was not material.

(7)	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at September 30, 2017 and December 31, 2016 were ¥31,559 million and ¥601 million, respectively.

On March 15, 2016, Canon entered into a provisional borrowing agreement with a bank which matures in 2017 for acquiring TMSC. On January 31, 2017, Canon refinanced this borrowing to unsecured revolving credit facilities expiring in December 2021. The outstanding loans under the credit facilities, which provide for revolving loans of ¥560,000 million, are ¥560,000 million at a floating interest of 0.05% as of September 30, 2017.

(8)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	September 30, 2017	December 31, 2016

Notes	83,275	38,073
Accounts	299,301	334,196

	382,576	372,269

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the nine months ended September 30, 2017 and 2016 are as follows:

	Millions of yen
	Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2016	2,783,129	211,493	2,994,622

Dividends to Canon Inc. shareholders	(162,887)	-	(162,887)
Dividends to noncontrolling interests	-	(3,839)	(3,839)
Equity transactions with noncontrolling interests and other	(6)	61	55

Comprehensive income:
Net income	187,320	8,799	196,119
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	35,769	2,320	38,089
Net unrealized gains and losses on securities	(4,623)	120	(4,503)
Net gains and losses on derivative instruments	1,653	26	1,679
Pension liability adjustments	421	(189)	232
Total comprehensive income (loss)	220,540	11,076	231,616
Repurchases and reissuance of treasury stock	(48,175)	-	(48,175)

Balance at September 30, 2017	2,792,601	218,791	3,011,392

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Equity (continued)

	Millions of yen
	Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2015	2,966,415	218,048	3,184,463

Dividends to Canon Inc. shareholders	(163,810)	-	(163,810)
Dividends to noncontrolling interests	-	(4,077)	(4,077)
Equity transactions with noncontrolling interests and other	285	(5,277)	(4,992)

Comprehensive income:
Net income	105,820	6,266	112,086
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(286,002)	(10,671)	(296,673)
Net unrealized gains and losses on securities	(3,852)	(335)	(4,187)
Net gains and losses on derivative instruments	1,575	(9)	1,566
Pension liability adjustments	1,710	910	2,620
Total comprehensive income (loss)	(180,749)	(3,839)	(184,588)
Repurchases and reissuance of treasury stock	(8)	-	(8)
Balance at September 30, 2016	2,622,133	204,855	2,826,988

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine months ended September 30, 2017 and 2016 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2016	(13,960)	15,251	(2,742)	(198,430)	(199,881)
Equity transactions with noncontrolling interests and other	-	-	-	-	-
Other comprehensive income (loss) before reclassifications	35,785	863	(1,234)	(1,834)	33,580
Amounts reclassified from accumulated other comprehensive income (loss)	(16)	(5,486)	2,887	2,255	(360)

Net change during the period	35,769	(4,623)	1,653	421	33,220

Balance at September 30, 2017	21,809	10,628	(1,089)	(198,009)	(166,661)

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2015	87,038	14,055	182	(131,017)	(29,742)
Equity transactions with noncontrolling interests and other	259	-	-	(1)	258
Other comprehensive income (loss) before reclassifications	(286,095)	(4,509)	4,416	1,199	(284,989)
Amounts reclassified from accumulated other comprehensive income (loss)	93	657	(2,841)	511	(1,580)

Net change during the period	(285,743)	(3,852)	1,575	1,709	(286,311)

Balance at September 30, 2016	(198,705)	10,203	1,757	(129,308)	(316,053)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the nine months ended September 30, 2017 and 2016 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Nine months ended September 30, 2017	Nine months ended September 30, 2016	Affected line items in consolidated statements of income
Foreign currency translation adjustments	(39)	139	Other, net
	12	(46)	Income taxes

	(27)	93	Consolidated net income
	11	-	Net income attributable to noncontrolling interests

	(16)	93	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	(8,191)	986	Other, net
	2,540	(326)	Income taxes

	(5,651)	660	Consolidated net income
	165	(3)	Net income attributable to noncontrolling interests

	(5,486)	657	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	4,134	(4,345)	Other, net
	(1,220)	1,519	Income taxes

	2,914	(2,826)	Consolidated net income
	(27)	(15)	Net income attributable to noncontrolling interests

	2,887	(2,841)	Net income attributable to Canon Inc.

Pension liability adjustments	3,100	510	*2
	(763)	24	Income taxes

	2,337	534	Consolidated net income
	(82)	(23)	Net income attributable to noncontrolling interests

	2,255	511	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	(360)	(1,580)

*1  Amounts in parentheses indicate gains in consolidated statements of income.

*2  This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended September 30, 2017 and 2016 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Three months ended September 30, 2017	Three months ended September 30, 2016	Affected line items in consolidated statements of income
Foreign currency translation adjustments	-	139	Other, net
	-	(46)	Income taxes

	-	93	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	-	93	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	(7,700)	(46)	Other, net
	2,388	14	Income taxes

	(5,312)	(32)	Consolidated net income
	24	1	Net income attributable to noncontrolling interests

	(5,288)	(31)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	973	(1,503)	Other, net
	(304)	523	Income taxes

	669	(980)	Consolidated net income
	(4)	(11)	Net income attributable to noncontrolling interests

	665	(991)	Net income attributable to Canon Inc.

Pension liability adjustments	843	469	*2
	(205)	(68)	Income taxes

	638	401	Consolidated net income
	(28)	(7)	Net income attributable to noncontrolling interests

	610	394	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	(4,013)	(535)

*1  Amounts in parentheses indicate gains in consolidated statements of income.

*2  This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the nine months ended September 30, 2017 and 2016 are as follows:

	Millions of yen
	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Net income attributable to Canon Inc.	187,320	105,820

	Number of shares
	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Average common shares outstanding	1,087,144,195	1,092,071,195
Effect of dilutive securities:
Stock options	-	-

Diluted common shares outstanding	1,087,144,195	1,092,071,195

	Yen
	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Net income attributable to Canon Inc. shareholders per share:
Basic	172.30	96.90
Diluted	172.30	96.90

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended September 30, 2017 and 2016 are as follows:

	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2016
Net income attributable to Canon Inc.	63,051	24,381

	Number of shares
	Three months ended September 30, 2017	Three months ended September 30, 2016
Average common shares outstanding	1,079,760,084	1,092,070,393
Effect of dilutive securities:
Stock options	-	-

Diluted common shares outstanding	1,079,760,084	1,092,070,393

	Yen
	Three months ended September 30, 2017	Three months ended September 30, 2016
Net income attributable to Canon Inc. shareholders per share:
Basic	58.39	22.33
Diluted	58.39	22.33

The computation of diluted net income attributable to Canon Inc. shareholders per share for the nine months ended September 30, 2017 and 2016 and the three months ended September 30, 2016 excludes outstanding stock options because the effect would be anti-dilutive. There were no dilutive securities during the three months ended September 30, 2017.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2017 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at September 30, 2017 and December 31, 2016 are set forth below:

	Millions of yen
	September 30, 2017	December 31, 2016

To sell foreign currencies	273,984	371,644
To buy foreign currencies	44,743	46,741

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at September 30, 2017 and December 31, 2016.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2017	December 31, 2016
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	249	19
Liabilities:
Foreign exchange contracts	Other current liabilities	755	1,913
Derivatives not designated as hedging instruments
	Millions of yen
	Balance sheet location	Fair value
		September 30, 2017	December 31, 2016
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	346	567
Liabilities:
Foreign exchange contracts	Other current liabilities	3,683	7,479

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the nine and three months ended September 30, 2017 and 2016.

Derivatives in cash flow hedging relationships

	Millions of yen
Nine months ended September 30, 2017	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(1,758)	Other, net	(4,134)	Other, net	(237)

	Millions of yen
Nine months ended September 30, 2016	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	6,641	Other, net	4,345	Other, net	(221)

	Millions of yen
Three months ended September 30, 2017	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(1,018)	Other, net	(973)	Other, net	(64)

	Millions of yen
Three months ended September 30, 2016	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	292	Other, net	1,503	Other, net	(93)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Nine months ended September 30, 2017	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(6,966)

	Millions of yen
Nine months ended September 30, 2016	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	26,499

	Millions of yen
Three months ended September 30, 2017	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(5,535)

	Millions of yen
Three months ended September 30, 2016	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	3,324

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Commitments and Contingent Liabilities

Commitments

As of September 30, 2017, commitments outstanding for the purchase of property, plant and equipment approximated ¥24,500 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥131,473 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,459 million and ¥13,128 million at September 30, 2017 and December 31, 2016, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥25,661 million (within one year) and ¥74,873 million (after one year), at September 30, 2017.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 5 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥6,189 million at September 30, 2017. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at September 30, 2017 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the nine months ended September 30, 2017 and 2016 are summarized as follows:

    Nine months ended September 30, 2017

Millions of yen
Balance at December 31, 2016	13,168
Addition	13,535
Utilization	(9,787)
Other	(1,405)

Balance at September 30, 2017	15,511

    Nine months ended September 30, 2016

Millions of yen
Balance at December 31, 2015	14,014
Addition	10,900
Utilization	(9,953)
Other	(3,742)

Balance at September 30, 2016	11,219

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

Regarding the receipt of a Statement of Objections from the European Commission

On July 6, 2017, Canon received a Statement of Objections from the European Commission (“the Commission”) relating to a suspected breach of the notification requirement and the standstill obligation under European competition law concerning the acquisition of TMSC (“the Acquisition”). The Statement of Objections is a document which summarizes the preliminary view of the Commission but does not represent the final decision of the Commission. Once the Commission issues its final ruling, Canon could appeal to the European Court of Justice. Canon will respond in due course upon careful examination of the Statement. Even if the breach of the notification requirement and the standstill obligation is finally recognized, neither the receipt of the Statement of Objections nor the final decision to be rendered by the Commission will affect the effectiveness of the approval for the Acquisition obtained from the Commission on September 19, 2016. The ultimate impact, if any, on Canon’s consolidated operating result and financial position is not reasonably estimable at this time.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at September 30, 2017 and December 31, 2016 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note12, respectively.

	Millions of yen
	September 30, 2017		December 31, 2016
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(571,183)	(571,159)	(612,538)	(612,668)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 15.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At September 30, 2017 and December 31, 2016, one customer accounted for approximately 10% and 12% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at September 30, 2017 and December 31, 2016.

	Millions of yen
	September 30, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	30,500	-	30,500
Available-for-sale (noncurrent):
Government bonds	291	-	-	291
Corporate bonds	-	217	-	217
Fund trusts	12	129	-	141
Equity securities	35,902	-	-	35,902
Derivatives	-	595	-	595

Total assets	36,205	31,441	-	67,646

Liabilities:
Derivatives	-	4,438	-	4,438

Total liabilities	-	4,438	-	4,438

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	30,500	-	30,500
Available-for-sale (noncurrent):
Government bonds	269	-	-	269
Corporate bonds	-	229	-	229
Fund trusts	12	74	-	86
Equity securities	42,444	-	-	42,444
Derivatives	-	586	-	586

Total assets	42,725	31,389	-	74,114

Liabilities:
Derivatives	-	9,392	-	9,392

Total liabilities	-	9,392	-	9,392

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the nine and three months ended September 30, 2017 and 2016, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net loss of ¥6,359 million and a net gain of ¥12,618 million for the nine months ended September 30, 2017 and 2016, respectively, and were a net loss of ¥2,894 million and a net gain of ¥1,938 million for the three months ended September 30, 2017 and 2016, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥41,491 million and ¥40,936 million for the nine months ended September 30, 2017 and 2016, respectively, and were ¥13,461 million and ¥12,622 million for the three months ended September 30, 2017 and 2016, respectively.

Shipping and handling costs totaled ¥38,376 million and ¥32,136 million for the nine months ended September 30, 2017 and 2016, respectively, and were ¥13,022 million and ¥10,049 million for the three months ended September 30, 2017 and 2016, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥30,500 million at September 30, 2017 and December 31, 2016, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 year to 6 years. Finance receivables are ¥334,581 million and ¥254,741 million at September 30, 2017 and 2016, respectively. Finance receivables which are individually evaluated for impairment at September 30, 2017 and 2016 are not significant.

The activities in the allowance for credit losses are as follows:

Nine months ended September 30, 2017

Millions of yen
Balance at December 31, 2016	2,325

Charge-offs	(1,171)

Provision	1,060

Other	365

Balance at September 30, 2017	2,579

Nine months ended September 30, 2016

Millions of yen
Balance at December 31, 2015	2,878

Charge-offs	(772)

Provision	509

Other	(299)

Balance at September 30, 2016	2,316

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at September 30, 2017 and December 31, 2016 are not significant.

Canon records amounts received in advance from customers in excess of revenue recognized primarily for sales of industrial equipment and product maintenance contracts as deferred revenue until the revenue recognition criteria are satisfied. Deferred revenue were ¥124,656 million and ¥102,298 million at September 30, 2017 and December 31, 2016, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information

Canon operates its business in four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal reporting and management structure, Canon newly established Medical System Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Segment information for the nine and three months ended September 30, 2017 have reflected this change. Operating results for the nine and three months ended September 30, 2016 were not restated since they were not material.

The primary products included in each segment are as follows:

Office Business Unit:

 Office multifunction devices (MFDs) / Laser multifunction printers (MFPs)/

 Laser printers / Digital production printing systems /

 High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit:

 Interchangeable lens digital cameras / Digital compact cameras /

 Digital camcorders / Digital cinema cameras / Interchangeable lenses /

 Compact photo printers / Inkjet printers / Large format inkjet printers /

 Commercial photo printers / Image scanners / Multimedia projectors /

 Broadcast equipment / Calculators

Medical System Business Unit:	Digital radiography systems / Diagnostic x-ray systems / Computed tomography / Magnetic resonance imaging / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit:

 Semiconductor lithography equipment /

 FPD (Flat panel display) lithography equipment /

 Vacuum thin-film deposition equipment /

 Organic LED (OLED) panel manufacturing equipment / Die bonders /

 Micromotors / Network cameras / Handy terminals /Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information about operating results for each segment for the nine months ended September 30, 2017 and 2016 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)

2017:

Net sales:
External customers	1,371,094	794,846	331,477	462,307	–	2,959,724
Intersegment	1,635	422	1,028	64,113	(67,198)	–

Total	1,372,729	795,268	332,505	526,420	(67,198)	2,959,724
Operating cost and expenses	1,219,371	678,376	314,940	485,733	8,861	2,707,281

Operating profit	153,358	116,892	17,565	40,687	(76,059)	252,443

2016:

Net sales:
External customers	1,320,206	769,836	–	346,272	–	2,436,314
Intersegment	1,763	711	–	62,754	(65,228)	–

Total	1,321,969	770,547	–	409,026	(65,228)	2,436,314
Operating cost and expenses	1,201,108	677,836	–	404,740	3,932	2,287,616

Operating profit	120,861	92,711	–	4,286	(69,160)	148,698

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information about operating results for each segment for the three months ended September 30, 2017 and 2016 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)

2017:

Net sales:
External customers	443,779	270,378	111,327	169,006	–	994,490
Intersegment	548	143	806	22,471	(23,968)	–

Total	444,327	270,521	112,133	191,477	(23,968)	994,490
Operating cost and expenses	402,270	231,355	104,636	172,648	3,122	914,031

Operating profit	42,057	39,166	7,497	18,829	(27,090)	80,459

2016:

Net sales:
External customers	410,708	247,966	–	120,164	–	778,838
Intersegment	513	222	–	20,720	(21,455)	–

Total	411,221	248,188	–	140,884	(21,455)	778,838
Operating cost and expenses	382,669	218,318	–	136,475	1,361	738,823

Operating profit	28,552	29,870	–	4,409	(22,816)	40,015

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses and amortization costs of identified intangible assets resulting from the purchase price allocation of TMSC.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information by major geographic area for the nine months ended September 30, 2017 and 2016 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)

2017:

Net sales:	642,136	804,238	739,311	774,039	2,959,724

2016:

Net sales:	501,883	696,077	651,199	587,155	2,436,314

Information by major geographic area for the three months ended September 30, 2017 and 2016 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)

2017:

Net sales:	200,672	274,092	243,756	275,970	994,490

2016:

Net sales:	164,807	224,757	194,540	194,734	778,838

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 27, 2017 as below

1. Total amount of interim cash dividends:

80,982 million yen

2. Amount of an interim cash dividend per share:

75 yen

3. Payment date:

August 28, 2017

Note:

The interim dividend was paid to registered shareholders as of June 30, 2017.